02044918

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 28 2002
WASH. D.C. 155

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the Year Ended December 31, 2001 **Commission file number 1-3157**

UNION CAMP CORPORATION
PRATTVILLE EMPLOYEE INVESTMENT PLAN –
PRATTVILLE, ALABAMA
(Full title of the plan)

INTERNATIONAL PAPER COMPANY
400 Atlantic Street
Stamford, CT 06921
Telephone: (203) 541-8000
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

PROCESSED
JUL 17 2002
THOMSON
FINANCIAL

13-0872805
(I.R.S. Employer Identification No.)

Special Note with Respect to Report of Arthur Andersen LLP for the Years Ended December 31, 1999 and December 31, 2000.

In connection with International Paper Company's (Company) change of auditors by its Board of Directors on April 9, 2002, the employee benefit plans sponsored by the Company have also changed auditors. The new auditor of Union Camp Corporation Prattville Employee Investment Plan-Prattville, Alabama (Plan) for fiscal years 2001 and 2002 is Deloitte & Touche LLP. During the fiscal years ended December 31, 1999 and 2000, the Plan did not have any disagreements with Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosures or auditing scope or procedures which, if not resolved to Arthur Andersen LLP's satisfaction, would have caused it to make reference to the disagreement in connection with its report.

SEC rules require us to present our audited financial statements in various SEC filings, along with Arthur Andersen LLP's consent to our inclusion of its audit report in those filings. The SEC recently has provided regulatory relief designed to allow companies that file reports with the SEC to dispense with the requirement to file a consent of Arthur Andersen LLP in certain circumstances. We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP to our incorporating its report as having certified our financial statements for the Plan for the years ended December 31, 1999 and 2000. The report of Arthur Andersen LLP included herein is a copy of a previously issued Arthur Andersen LLP report and this report has not been reissued by Arthur Andersen LLP. Accordingly, you will not be able to sue Arthur Andersen LLP in connection with the inclusion of this report herein, and therefore, your right of recovery may be limited as a result of the lack of consent.

UNION CAMP CORPORATION
PRATTVILLE EMPLOYEE INVESTMENT PLAN – PRATTVILLE, ALABAMA

TABLE OF CONTENTS

Note: The accompanying financial statements have been prepared for the purpose of filing with the Department of Labor Form 5500. Supplemental schedules as required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of the conditions under which they are required.

Deloitte & Touche LLP
600 Morgan Keegan Tower
P.O. Box 3030
Memphis, Tennessee 38173-0030

Tel: (901) 523-1234
Fax: (901) 527-7619
www.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To the Plan Administrator of Union Camp Corporation
Prattville Employee Investment Plan – Prattville, Alabama:

We have audited the accompanying statement of net assets available for benefits of Union Camp Corporation Prattville Employee Investment Plan – Prattville, Alabama (the "Plan") as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of and for the year ended December 31, 2000 were audited by other auditors whose report, dated June 15, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As further discussed in Note 1 to the financial statements, effective March 31, 2002, the Plan was merged into the Savings Plan for Designated Groups of Employees of International Paper Company.

Deloitte & Touche LLP

June 21, 2002

ARTHUR ANDERSEN

This report is a copy of a previously issued Arthur Andersen LLP report and this report has not been reissued by Arthur Andersen LLP.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the Union Camp Corporation
Prattville Employee Investment Plan – Prattville, Alabama:

We have audited the accompanying statements of net assets available for benefits of the Union Camp Corporation Prattville Employee Investment Plan – Prattville, Alabama (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Memphis, Tennessee,
June 15, 2001.

UNION CAMP CORPORATION
PRATTVILLE EMPLOYEE INVESTMENT PLAN - PRATTVILLE, ALABAMA

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS:		
Investments - Plan interest in Master Trust (Notes 1, 2, 3, 4, and 6)	$ 22,765,236	$ 22,778,034
Receivables:		
Participants' contributions	-	23,655
Employer's contributions	-	7,120
Total receivables	-	30,775
NET ASSETS AVAILABLE FOR BENEFITS	$ 22,765,236	$ 22,808,809

See notes to financial statements.

UNION CAMP CORPORATION
PRATTVILLE EMPLOYEE INVESTMENT PLAN - PRATTVILLE, ALABAMA

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
ADDITIONS:		
Investment loss - Plan interest in Master Trust (Notes 1, 2, 3, and 4)	$ (712,437)	$ (1,487,874)
Contributions:		
Participants'	1,392,998	1,368,938
Employer's	399,437	399,612
Total contributions	1,792,435	1,768,550
Total additions, net	1,079,998	280,676
DEDUCTIONS:		
Benefits paid to participants	852,575	582,709
Administrative expenses	34,118	5,885
Transfers to/from other plans, net (Note 7)	236,878	426,990
Total deductions	1,123,571	1,015,584
NET DECREASE	(43,573)	(734,908)
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	22,808,809	23,543,717
End of year	$ 22,765,236	$ 22,808,809

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

1. DESCRIPTION OF THE PLAN

General - The Union Camp Corporation Prattville Employee Investment Plan – Prattville, Alabama (the "Plan") was established on January 1, 1989. The following is a brief summary of the Plan, the assets of which are held in the Union Camp Corporation Savings and Investment Plans' Trust Fund, a master trust (the "Master Trust"). Participants should refer to the plan document and subsequent amendments thereto for a more complete description of the provisions of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

On April 30, 1999, Union Camp Corporation merged with and into International Paper Company (the "Merger"). International Paper Company agreed, for a period of one year following the Merger, to provide benefits under the employee benefit plans that were no less favorable in the aggregate than those provided by Union Camp Corporation. Union Camp Corporation, as succeeded by International Paper Company, is herein referred to as the "Company."

Generally, employees of the Company's Prattville, Alabama facility who are compensated on an hourly basis and represented for collective bargaining purposes by the Paper, Allied-Industrial, Chemical and Energy Workers International Union, AFL-CIO, and its Locals 1978, 462, and 1458 are eligible to participate in the Plan after completion of one year of credited service with the Company.

Effective March 31, 2002, the Plan was merged into the Savings Plan for Designated Groups of Employees of International Paper Company (the "Savings Plan"). Effective April 1, 2002, the Savings Plan was amended and restated to incorporate new plan design features and was renamed the International Paper Company Hourly Savings Plan.

Contributions - All contributions are made on a pretax basis whereby employees may elect to have their compensation reduced and contributed to the Plan by the Company on their behalf, subject to the requirements of the Internal Revenue Code (the "Code"). Participants may make basic contributions to the Plan in increments of $5 not to exceed $55 from each weekly paycheck. The Company matches 50% of participant basic contributions.

A participant who makes basic contributions of $55 may also make supplemental contributions, which are not matched by the Company, in increments of $5 up to an amount whereby all participant pretax contributions do not exceed $10,500 per year in 2001 and 2000 (as indexed in accordance with section 402(g) of the Code). A participant may also roll over amounts from other qualified plans or trusts if the transfer qualifies as a qualifying rollover contribution in accordance with the relevant provisions of the Code.

Participant Accounts - Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and plan earnings and debited with the participant's benefit payments, if applicable, and allocations of plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Options - Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested solely in the Company Stock Fund, which is comprised of shares of International Paper Company common stock. Any discretionary additional contributions by the Company are allocated to the Company Stock Fund by the Plan Administrator in accordance with the terms of the Plan. The Company made no discretionary additional contributions in 2001 and 2000. Earnings on all investments are reinvested in the respective funds.

Loans to Participants - Participants in certain locations may borrow from their fund accounts an amount not to exceed the lesser of 1) $50,000 reduced by the excess of the highest outstanding balance of all loans from the Plan during the one-year period ending on the day before the date such loan is made over the outstanding balance of all loans from the Plan on the date such loan is made or 2) 50% of the balance in the participant's pretax contribution account and rollover account. Loan transactions are treated as transfers between the respective investment funds and the loan fund. Interest rates are determined quarterly and are equal to the prime interest rate (excluding fractional interest) of T. Rowe Price Trust Company (the "Trustee") plus 1%. The interest rate for a loan remains fixed for the life of the loan. Repayments of loans are made in equal monthly amounts through payroll deductions over one to five years or ten years for the purchase of a primary residence. Principal and interest repayments are reinvested on the participant's behalf when repaid. The interest rates on outstanding loans ranged from 7% to 10% as of December 31, 2001.

Vesting and Payment of Benefits - Participant contributions and earnings thereon are fully vested at all times, while Company contributions and earnings thereon generally become fully vested upon five years of service with the Company. Upon voluntary termination of employment, the participant will receive vested amounts in one lump-sum distribution and forfeit unvested Company contributions, which are applied against future Company contributions or may be used to pay administrative expenses of the Plan. However, if termination is caused by retirement, disability, or death, the participant becomes fully vested in all Company contributions and earnings thereon.

Expenses of the Plan - Expenses of administering the Plan may be paid by the Plan or the Company. Expenses relating to the purchase and sale of guaranteed investment contracts or securities, including brokerage fees and stock transfer taxes, and expenses relating to the investment and reinvestment of assets are included in the cost of the related investment. All other expenses are paid by the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Master Trust utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's interest in the Master Trust, except for the guaranteed investment contracts, is valued at fair value. If available, quoted market prices are used to value the underlying investments. In instances wherein quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms and insurance companies.

The Plan has entered into various benefit-responsive investment contracts with insurance companies which maintain the contributions in a general account. The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value as reported to the Plan by the issuer. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contracts held by the Master Trust at December 31, 2001 was $47,969,000. The aggregate average yields of the investment contracts for the years ended December 31, 2001 and 2000 were 6.59% and 6.62%, respectively. The aggregate crediting interest rates for the investment contracts as of December 31, 2001 and 2000 were 6.49% and 6.64%, respectively.

Within the Master Trust, purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits - Benefits are recorded when paid.

3. MASTER TRUST

The Plan's investment assets are held in a trust account by the Trustee and consist of an undivided interest in an investment account of the Master Trust, a master trust established by the Company and administered by the Trustee. Use of the Master Trust permits the commingling of trust assets with the assets of other plans sponsored by the Company for investment and administrative purposes. Although assets of the plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income or loss of the investment assets and administrative expenses are allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

The investments of the Master Trust at December 31, 2001 and 2000, are summarized as follows:

	2001	2000
Investments:		
At fair value:		
International Paper Company common stock	$ 40,227,442	$ 44,361,939
Mutual funds	61,134,192	89,545,321
Loans to participants	3,949,387	4,024,057
	105,311,021	137,931,317
Guaranteed investment contracts, at contract value	47,961,623	49,116,481
Total investments	$ 153,272,644	$ 187,047,798
Plan's interest in the Master Trust	$ 22,765,236	$ 22,778,034
Plan's interst in the Master Trust as percentage of total	15 %	12 %

The net investment loss of the Master Trust for the years ended December 31, 2001 and 2000, is summarized below:

	2001	2000
Investment loss:		
Net (depreciation) appreciation of investments:		
International Paper Company common stock	$ (356,188)	$ (60,895,333)
Mutual funds	(10,498,192)	(7,766,398)
Guaranteed investment contracts	2,596,349	1,679,594
	(8,258,031)	(66,982,137)
Interest and dividends	3,141,827	16,903,970
Total investment loss, net	$ (5,116,204)	$ (50,078,167)

4. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the Company Stock Fund, which includes both participant and nonparticipant-directed investments for the years ended December 31, 2001 and 2000, is as follows:

	2001	2000
Net assets - Company Stock Fund	$ 5,277,211	$ 5,731,669

	2001	2000
Changes in net assets:		
Investment income (loss) - Plan interest in Master Trust	$ 107,686	$ (821,349)
Employer's contributions	406,338	399,612
Participants' contributions	70,881	76,088
Benefits paid to participants	(192,507)	(18,478)
Administrative expenses	(12,756)	(2,050)
Transfers (to) from participant-directed investments and other plans, net	(834,100)	2,192,093
Net change	(454,458)	1,825,916
Company Stock Fund, beginning of year	5,731,669	3,905,753
Company Stock Fund, end of year	$ 5,277,211	$ 5,731,669

Participants are entitled to exercise voting rights associated with International Paper Company common stock shares and fractional shares thereof in proportions which are representative of their accounts. The Company is required, under the Plan's provisions, to notify all participants of the exercise date and provide all necessary information. Voting rights not exercised directly by the participants are voted by the Trustee proportionately with the voting shares that were exercised.

5. INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 9, 1994, that the Plan and related trust were designed in accordance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter; however, the Company and the Plan Administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income tax has been included in the Plan's financial statements.

6. RELATED-PARTY TRANSACTIONS

Certain of the Plan's investments are shares of mutual funds managed by an affiliate of the Trustee, and therefore, these transactions qualify as party-in-interest transactions. Also included in the Plan's investments are shares of common stock of International Paper Company, the Plan's sponsor, which qualify as party-in-interest transactions.

7. TRANSFERS TO/FROM OTHER PLANS

Transfers to/from other plans represent net transfers of certain participant balances between the Plan and other Company sponsored plans.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the person who administers the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

UNION CAMP CORPORATION PRATTVILLE
EMPLOYEE INVESTMENT PLAN-
PRATTVILLE, ALABAMA

By JN Carter

J.N. Carter, Senior Vice President
and Administrator of the Plan

Date: June 25, 2002
Stamford, Connecticut

Exhibit 1

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-75235 of International Paper Company Form S-8 of our report dated June 21, 2002 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the plan's merger) appearing in this Annual Report on Form 11-K of the Union Camp Corporation Prattville Employee Investment Plan – Prattville, Alabama for the year ended December 31, 2001.

Deloitte & Touche LLP

Memphis, Tennessee
June 26, 2002